Exhibit 99.1

For More Information Contact:

MEDIA CONTACTS:
Elan Sarah Datz Ph: 212-407-5740	Biogen Idec Amy Brockelman Ph: 617 914 6524
INVESTOR CONTACTS:
Elan Emer Reynolds Ph: 353 1 709 4000 800 252 3526	Biogen Idec Oscar Velastegui Ph: 617 679 2812

TWO-YEAR SENTINEL DATA EVALUATING TYSABRI® IN ADDITION TO

AVONEX® REINFORCE EFFICACY IN MULTIPLE SCLEROSIS

Compared to AVONEX Alone, Data Show 24% Reduction in the Risk of Disability

Progression and Sustained 56% Reduction in Relapse Rate

Cambridge, MA and Dublin, Ireland – July 18, 2005 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that SENTINEL, the Phase III TYSABRI( (natalizumab) add-on trial with AVONEX® (Interferon beta-1a), achieved the two-year primary endpoint of slowing the progression of disability in patients with relapsing forms of multiple sclerosis (MS). The addition of TYSABRI to AVONEX resulted in a 24 percent reduction in the risk of disability progression compared to the effect provided by AVONEX alone. Data from SENTINEL also demonstrated that the addition of TYSABRI to AVONEX led to a 56 percent relative reduction in the rate of clinical relapses compared to that provided by AVONEX alone. The reduction in relapse rate was statistically significant and sustained over the entire two-year study period.

Other efficacy data from SENTINEL at two years, including MRI measures and immunogenicity, were similar to previously reported one-year results.

Common adverse events included headache, nasopharyngitis, limb pain, depression, flu-like symptoms, diarrhea, insomnia, sinusitis, influenza, nausea, muscle pain, anxiety and cough. The rate of infection was 1.6 per patient-year in both AVONEX plus TYSABRI-treated patients and AVONEX plus placebo-treated patients. Serious infections occurred in 2.9 percent of AVONEX plus placebo-treated patients and 2.7 percent of AVONEX plus TYSABRI-treated patients. TYSABRI has been associated with hypersensitivity reactions, including serious systemic reactions which occurred at an incidence of less than 1 percent of patients.

-MORE-

Page 2	Two-Year SENTINEL Data Evaluating TYSABRI® In Addition To AVONEX® Reinforce Efficacy In Multiple Sclerosis

On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. The companies have previously reported three confirmed cases of PML, two of which were fatal. Two of the patients with confirmed PML had received AVONEX plus TYSABRI for over two years as part of the SENTINEL trial. Biogen Idec and Elan’s comprehensive safety evaluation concerning TYSABRI and any possible link to PML is ongoing. The results of this safety evaluation will be discussed with regulatory agencies to determine the appropriate path forward for TYSABRI.

“These data demonstrate the effect of TYSABRI on disability progression and clinical relapses. We continue to believe in the therapeutic benefit of TYSABRI in MS, a disease with significant unmet medical need,” said Burt Adelman, MD, executive vice president, Development, Biogen Idec. “Our extensive safety evaluation, in collaboration with leading experts and regulatory agencies, is on track and we hope to have findings by the end of the summer. As always, our primary commitment is to improving the lives of people with MS.”

“TYSABRI continues to show benefit in the treatment of immune-mediated diseases,” said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan. “Patient safety is our top priority. We remain strongly committed to defining TYSABRI’s benefit-risk profile and determining the appropriate path forward.”

SENTINEL is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 1,171 AVONEX-treated patients in 123 clinical trial sites worldwide. In the trial, AVONEX-treated patients who continued to experience disease activity were randomized to add TYSABRI (n=589) or placebo (n=582) to their standard regimen.

The companies anticipate that two-year data from SENTINEL will be presented at the 21st Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Thessaloniki, Greece, which begins September 28, 2005.

About TYSABRI

Biogen Idec and Elan are collaborating equally on the development of TYSABRI in MS, Crohn’s disease, and rheumatoid arthritis. On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. Worldwide regulatory agencies are being kept informed of developments related to TYSABRI.

Information about TYSABRI, including the voluntary suspension of marketing and US prescribing information, is available at 1-800-456-2255 and www.TYSABRI.com.

-MORE-

Page 3	Two-Year SENTINEL Data Evaluating TYSABRI® In Addition To AVONEX® Reinforce Efficacy In Multiple Sclerosis

About Multiple Sclerosis

MS is a chronic disease of the central nervous system that affects approximately 400,000 people in North America and more than one million people worldwide. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis.

About Biogen Idec

Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the potential for TYSABRI and the timing of the presentation of the two-year data from SENTINEL. These statements are based on the companies’ current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance, for example, that TYSABRI is not linked to PML, that there are not or will not be more PML cases or other serious adverse events associated with TYSABRI or that we will be able to gain sufficient information to fully understand the risks associated with TYSABRI. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI in any indication. There is also no assurance that all experiences with TYSABRI will be the same or that the potential for TYSABRI will not be affected by unexpected new data or technical issues. For more detailed information on the risks and uncertainties associated with TYSABRI and the companies’ drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #